

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-Mail
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

> **Re: Gentex Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 000-10235**

Dear Mr. Downing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Report on Form 8-K dated July 18, 2013

1. We note from the disclosure in your report on Form 8-K that separate from the purchase agreement for the Homelink business, the Company and the seller have entered into a supply agreement whereby the Company, subsequent to the closing of the Acquisition, agrees to supply HomeLink product to the seller for incorporation into the seller's vehicular products. With regards to this supply agreement, please tell us and explain in the notes to your financial statements how the terms of sale for products to be supplied to the seller under the terms of this agreement compare to the market rates for sales of similar products to other parties. If the terms of this supply agreement will be more favorable than those provided to other parties, please indicate whether any portion of the purchase price for the Homelink business will be allocated to this supply agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief